99-5

CONSULTING AGREEMENT

This Agreement made as of the 31st day of January, 2003.

B E T W E E N:

ASPEN GROUP RESOURCES CORPORATION,

a Corporation incorporated under the laws of the Yukon Territory

(the "Corporation")

OF THE FIRST PART

and

ROBERT CALENTINE, an individual residing in the State of Florida

(the "Executive")

OF THE SECOND PART

WHEREAS the Corporation carries on the business of oil and gas exploration, exploitation and development (the "Corporation Business");

AND WHEREAS the Corporation believes that the Executive has management skills that are required in relation to the Corporation Business;

NOW THEREFORE this Agreement witnesses that in consideration of the sum of One ($1.00) Dollar of lawful money of Canada and other good and valuable consideration now paid by each of the parties hereto to the other, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.  Agreement to Serve as a Consultant

By executing this Agreement, the Corporation engages the Executive as a consultant and the Executive accepts such engagement and agrees to perform the consulting services described in Article 4 below (the Services"), all according to the terms and conditions of this Agreement.  The consulting relationship between the Executive and the Corporation created hereby shall be that of an independent contractor, and the Executive shall not be treated as an employee for Federal or other income tax purposes, and shall be responsible for paying his own estimated income and self-employment taxes with respect to all compensation paid to him hereunder.  Except as may be otherwise specifically set forth herein, the Executive shall not be entitled to any of the benefits of employee status otherwise available to employees of the Corporation.  Notwithstanding anything herein to the contrary, the Executive shall be indemnified and held harmless by the Corporation for any and all of his actions authorized by the Corporation or instructed by the Corporation to be taken and taken in good faith.

2.  Term

Subject to Article 9 of this Agreement, the term of this Agreement shall be for a period commencing on October 24, 2002 and ending on December 31, 2003 (the "Term").

3.  Termination at End of Term

Prior to the expiry of the Term, either the Executive or the Corporation may terminate this Agreement at any time by giving the other at least sixty (60) days prior written notice of termination, or a period of prior notice which has been otherwise mutually negotiated and agreed upon by the parties hereto.

4.  Services to be Provided

(i)

During the term of this Agreement, the Consultant shall:

a.    Provide management services and advice to the Corporation;

b.   Fulfill the role of Chief Executive Officer ("CEO") of the Corporation at the discretion of the Board, and to fulfill all such duties and responsibilities as are consistent with such role including, but not limited to, managing the day to day operations of the Corporation, developing strategic direction for the Corporation to enhance shareholder value, working in conjunction with the Board of Directors of the Corporation, establishing the budgets for various departments of the Corporation, hiring employees, and developing, implementing and managing business plans for the Corporation;

c.    To make decisions on the appointment and supervision of the senior management team; and

d.   To perform, to the best his ability, utilizing all of his skill and experience, tasks reasonably assigned to the Executive from time to time by the Board of the Corporation.

(ii)  The Corporation agrees to make available to the Executive such information and resources as are necessary to enable the Executive to perform his duties and fulfill his responsibilities as the CEO of the Corporation.

(iii)  The Executive shall be a voting member of the Board of Directors of the Corporation.

5.  Commitment

During the term of this Agreement, the Executive shall devote his full employment time and commitment to the Corporation Business, of a minimum of forty (40) hours per week to performing the Services under this Agreement at the business premises of the Corporation.

6.  Compensation

During the Term of this Agreement, the Executive shall be compensated as follows:

(i)  The Executive shall be paid TWO HUNDRED FIFTY THOUSAND ($250,000.00) dollars (United States Funds) per year as compensation for the Services provided under this Agreement.  The amount is accrued and paid to the Executive on a retroactive basis to the date of the commencement of the Term under this Agreement.

(ii)  The Executive may elect on a monthly basis to receive the compensation in Common Shares of the Corporation, at a rate which is acceptable to the Board of Directors and the relevant regulatory bodies, including subject to approval of The Toronto Stock Exchange.

(iii)  The Executive will be eligible for coverage under the Corporation's hospitalisation insurance.

7.  Expenses

The Corporation shall reimburse the Executive for all expenses reasonably incurred by the Executive in connection with his services as may be approved by the Corporation from time to time.  Such expenses shall include reasonable amounts for telephone and fax, and a reasonable car allowance.  For all such expenses, the Executive shall furnish the Corporation statements and vouchers in such form and with such reasonable detail as shall be reasonably required by the Corporation.

8.  Payment

The Corporation agrees to pay the Executive within seven (7) days of receipt of an invoice from the Executive.  It is anticipated that the Executive will generate monthly invoices.

9.  Termination

Notwithstanding the provisions of Section 3 herein, the Corporation may terminate the Executive hereunder for cause by delivering to the Executive written notice of termination and such termination shall be effective upon delivery of such notice.  For the purposes hereof, the term "cause" means serious misconduct or misfeasance detrimental to the interests of the Corporation by the Executive.

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10.  Termination Upon Death or Disability

This Agreement shall terminate upon the death of the Executive or at the Corporation's election, if the Executive becomes unable, by reason of physical or mental disability, with or without reasonable accommodation, to perform the essential functions under this Agreement for the minimum disability period.  The term "minimum disability period" means three consecutive months or shorter periods aggregating ninety (90) business days or more in any twelve (12) month period.  The determination of whether grounds for termination exist under this section shall be made in good faith by the Corporation.

11.  Confidentiality

(i)   Except as is necessary for the Executive to render the services hereunder or as otherwise required by law, all knowledge and information concerning the business operations and financial affairs or condition of the Corporation acquired by the Executive as a result of the Executive's services to the Corporation, excepting knowledge or information generally available to the public by means of disclosure other than by the Executive, is confidential information acquired in the strictest confidence.

(ii)  Without limiting the generality of the foregoing, confidential information shall include in particular any knowledge or information respecting the Corporation's inventions, designs and methods, systems, improvements, trade secrets, customer information, or other private or confidential matters, and all confidential information shall be held by the Executive in trust for the sole benefit of the Corporation.

(iii) The Executive shall not disclose directly or indirectly (except for the benefit of the Corporation) to any person, business, corporation or other entity not authorized by the Corporation, or otherwise use, any secret or any confidential information or other knowledge or data of the Corporation whether held in trust by the Executive, whether or not obtained, acquired or developed by the Executive.

12.  Further Assurances

The parties hereto covenant and agree that they will from time to time and all times hereafter, upon every reasonable request of the other, promptly make, do and execute, all such further acts, deeds or assurances as may be reasonably required for the purposes of implementing the matters contemplated by this Agreement.

13.  Time of Essence

Time shall be of the essence of this Agreement.

14.  Notices

All notices, requested, demands or other communications under this Agreement or in connection herewith shall be delivered or sent by registered mail, postage fully prepaid, addressed to the other party or delivered to such other party as follows:

in the case of the Corporation, addressed to:

c/o WeirFoulds LLP

Barristers & Solicitors

130 King Street West

Suite 1600, The Exchange Tower

Toronto, Ontario    M5X 1J5

Attention:  Mr. Wayne T. Egan

Fax:  (416) 365-1876

in the case of the Executive, addressed to:

Mr. Robert Calentine

8144 First Coast Highway

Amelia Island, Florida

32034, U.S.A.

Fax:

(904) 277-2335

or at such address as any of the said parties shall by written notice to the other direct.  All notices, requested, demands and other communications so given shall be considered effective upon the date of delivery, if delivered, and on the third business day following the mailing thereof, if mailed, to the address stated above for the applicable party.  In the event of a mail strike or postal interruption at any time during the term of this Agreement, all notices, requested, demands and other communications shall be delivered.

15.  Successors and Assigns

This Agreement is personal to, and may not be assigned or otherwise transferred by the Executive.

16.  Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement on the date first above written.

ASPEN GROUP RESOURCES CORPORATION

Per:________________________________________

Name: Wayne T. Egan

Title: Director

I have authority to bind the Corporation.

___________________________

________________________________________

Witness

ROBERT CALENTINE

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EMPLOYMENT AGREEMENT

This Agreement is made this 1st day of January, 2001, by and between ASPEN GROUP RESCOURCES CORPORATION, a Yukon Corporation (the "Company") and RONALD L. MERCER (the "Executive").

W I T N E S S E T H:

WHEREAS, the Company desires to employee the Executive and the Executive desires to accept such employment by the Company subject to the terms and conditions contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties agree as follows:

1.0

RECITALS

The Company desires to employ the Executive as its President and Chief Operating Officer and Executive is willing to accept such employment by the Company, on the terms and subject to the conditions set forth in this Agreement.

2.0

DEFINITIONS

2.1

"Change of Control" shall mean (i) the acquisition of a majority of the issued and outstanding voting shares of the Company to a Person or group of Persons acting jointly or in concert (as defined in the Securities Act, Ontario); or (ii) where less than the majority of the nominees of the Company are elected to the Company's Board of Directors at any Shareholders Meeting at which an election of Directors takes place; or (iii) the sale, lease or transfer of all or substantially all of the Company's assets to any other Person or Persons; or (iv) the entering into of a merger, amalgamation, arrangement or other reorganization by the Company with another unrelated corporation.

2.2

"Effective Date" shall mean the date upon which the Executive's promotion with the Company commences, which was January 1, 2001.

2.3

"Termination Date" shall mean the date of the termination of Executive's employment with the Company.

2.4

"Termination For Cause" shall mean termination by the Company of the Executive's employment by the Company for cause at law which is limited to the commission and conviction of a felony or other intentional misconduct that has a material adverse effect upon the business which has resulted in injury to the Company.

2.5

"Termination Other Than For Cause" shall mean termination by the Company of the Executive's employment by the Company for any reason other than a Termination for Cause.

2.6

"Termination Upon Change of Control" shall mean (i) the Executive's termination by the Company contemporaneously with the Change of Control (or within two years thereafter); or (ii) continued employment by the Company at a level of responsibility and compensation lower than the level of responsibility and compensation immediately prior to the Change of Control.

2.7

"Voluntary Termination" shall mean termination by the Executive of the Executive's employment by the Company other than (i) "Termination Upon a Change in Control,"; (ii) "Termination Other Than For Cause" and (iii) termination by reason of the Executive's death or disability as described herein.

3.0

DUTIES

3.1

During the term of this Agreement, the Executive agrees to be employed by and to serve the Company as its President and Chief Operating Officer, and the Company agrees to employ and retain the Executive in such capacities.  In such capacity, the Executive shall oversee the daily operations of the Company and render such managerial, administrative and other services as are customarily associated with or incident to such position and shall perform such duties and responsibilities for the Company as the Chairman and Chief Executive Officer and the Board of Directors of the Company may reasonably require, consistent with such position. The Executive shall devote the substantial portion of his business time, energy, and skills to the affairs of the Company and shall perform the duties and carry out the responsibilities assigned to him, to the best of his ability, in a diligent, trustworthy, businesslike and efficient manner for the purpose of advancing the business of the Company.  The Executive shall report to the Chairman and Chief Executive Officer of the Company.

4.0

TERM OF EMPLOYMENT

4.1

Initial Term.  The initial term of employment of the Executive by the Company shall be for a period of Five (5) Years beginning with Effective Date ("Initial Term"), unless terminated or renewed earlier pursuant to this Agreement.  This Agreement shall be automatically renewed for additional consecutive one (1) year terms on the same terms and conditions as contained herein unless the Executive is notified otherwise at least 90 days prior to the expiration of each calendar year hereafter. Notwithstanding anything contained in this Section, the term of employment is subject to termination pursuant to the following provisions.

4.2

Termination For Cause.  Termination For Cause may be effected by the Company at any time during the term of this Agreement and shall be effected by written notification to the Executive.  Upon Termination For Cause, the Executive shall be paid within 7 days of termination, all accrued salary and bonus compensation to the extent earned.  Vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the Executive is a participant to the full extent of the Executive's rights under such plans, accrued vacation pay and any appropriate business expenses incurred by the Executive in connection with his duties hereunder, all to the Termination Date, shall be paid within 30 days of Termination Date or as required by applicable law.

4.2.1

In the event of Termination for Cause, all unvested stock options granted by the Company shall terminate immediately.  Vested options shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:  (i) the expiration of the option, as designated by the plan administrators; or (ii) the expiration of 180 days from the date of the termination of Executive's employment or contractual relationship with the Company.

4.3

Disability.  If, during the term of this Agreement, the Executive, in the reasonable judgment of the Company's Chairman, President and Chief Executive Officer and the Board of Directors, has failed to perform his duties under this Agreement on account of illness or physical or mental incapacity, and such illness or incapacity continues for a period of more than two (2) consecutive months, the Company shall have the right to terminate the Executive's employment hereunder by written notification to the Executive thirty (30) days prior to the Termination Date.  All accrued salary, bonus compensation to the extent earned shall be promptly paid to the Executive upon termination.  Additionally, in the event of termination by reason of Disability, all amounts that would be payable to Executive during the then current year of his Initial Term of employment, or for any additional one-year term if this Agreement is renewed, shall be promptly paid, with a minimum one year payout.  Vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the Executive is a participant to the full extent of the Executive's rights under such plans, accrued vacation pay and any appropriate business expenses incurred by the Executive in connection with his duties hereunder, all to the Termination Date.

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4.3.1

Death.  In the event of the Executive's death during the term of this Agreement, the Executive's employment shall be deemed to have terminated as of the last day of the month during which his death occurs and the Company shall pay, within 30 days of the death of the Executive or as required by applicable law, to his estate or such beneficiaries as the Executive may from time to time designate all accrued salary, bonus compensation to the extent earned, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the Executive is a participant to the full extent of the Executive's rights under such plans, accrued vacation pay and any appropriate business expenses incurred by the Executive in connection with his duties hereunder, all to the Termination Date.  Additionally, in the event of termination by reason of Death, all amounts that would be payable to Executive during the then current year of his Initial Term of employment, or for any additional one-year term if this Agreement is renewed, shall be promptly paid, with a minimum one-year payout.

4.4

Voluntary Termination.  In the event of a Voluntary Termination, the Company shall promptly pay all accrued salary and bonus compensation to the extent earned.  Vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the Executive is a participant to the full extent of the Executive's rights under such plans, accrued vacation pay and any appropriate business expenses incurred by the Executive in connection with his duties hereunder, all to the Termination Date, shall be paid within 30 days of Termination Date or as required by applicable law, but no other compensation or reimbursement of any kind, including without limitation, severance compensation.

4.4.1

In the event of Voluntary Termination, all unvested stock options granted by the Company shall terminate immediately.  Vested options shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:  (i) the expiration of the option, as designated by the plan administrators; or (ii) the expiration of 180 days from the date of the termination of Executive's employment or contractual relationship with the Company.

4.5

Termination By Company Upon a Change of Control or By Company Without Cause.  If there is a termination of the Executive without cause or as a result of Change in Control (which for this purpose, must include actual termination by the Company of the Executive, or the election by the Executive within one (1) year of the date of the Change of Control, to terminate his employment), then upon such termination the Executive shall receive and the Company shall pay, within 30 days of the Termination all accrued salary, bonus compensation to the extent earned, vested deferred compensation (other than pension plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company which the Executive is a participant to the full extent of the Executive's rights under such plans, accrued vacation pay and any appropriate business expenses incurred by the Executive in connection with his duties hereunder, all to the Termination Date.  In addition, the Company shall pay a settlement payment to the Executive equal to the total of:

(a)

an amount equal to the product of the monthly salary to which the Executive was entitled at the Termination Date multiplied by 36 months; plus

(b)

an amount equal to the product of the Company's monthly premium contributions paid on behalf of the Executive immediately prior to the Termination Date relating to the Company's employee benefits plan multiplied by 36; plus

(c)

an amount equal to the aggregate of all bonuses which the Executive received from the Company during the 36 months prior to the Termination Date.

4.5.1

In the event of Termination without cause or upon a Change of Control, the Executive shall also be entitled to the following:

(a)

assignment in favor of the Executive or his nominee, of all rights and interests in any club memberships; automobile, medical and dental, and life insurance policies; and leases of any vehicle(s) currently available to the Executive, and for the Company to continue to pay all fees associated with said memberships and insurance policies and obtain any and all releases from the appropriate leasing companies or agents and to pay any and all outstanding invoices to the said leasing companies or agents in order that the Executive may be fully entitled to all benefits of these memberships, insurance policies and leases without any obligation by the Executive to the clubs, leasing companies or agents, excluding the payments of any amounts necessary to convey title in the vehicle to the Executive upon completion of the terms of the lease;

(b)

to receive, at the Company's expense, relocation and financial counseling for a period of two (2) years following the Termination Date;

(c)

to receive reimbursement of all moving expenses if during the two (2) year period following the Termination Date the Executive obtains employment at a place of employment that is situate outside a fifty (50) mile radius of the Company's Oklahoma City, Oklahoma Home Office, or the office at which the Executive normally reports for business prior to the Termination Date; and

(d)

to accelerate the Exercise Dates pursuant to any stock option agreements between the Executive and the Company (the "Option Agreements") to allow the Executive to exercise the option to purchase shares granted thereby with regard to that number of shares that the Executive would have been entitled to purchase at his employment continuing for a period of 60 months from the Termination Date.  In the event that any of the terms of such option are not ascertainable or in the event that applicable securities legislation precludes the acceleration of the Exercise Dates in the manner described herein, the Company agrees to compensate the Executive by way of a cash payment with that amount of money which the Executive would have been entitled to if he had exercised any such option on the Termination Date at the price pursuant to the Option Agreement and sold the securities on the exchange of market where the majority of the Company shares then traded, at a price based upon the average trading price for the last five (5) days preceding the Termination Date on which the subject securities were traded.  In the event that such average trading price does not exceed the Exercise Price, no compensation is payable by either Party with respect to the Option Agreement.

5.0

SALARY, BENEFITS AND BONUS COMPENSATION

5.1

Base Salary.  As payment for the services to be rendered by the Executive as provided in this Agreement, the Company agrees to pay to the Executive a "Base Salary" for the twelve (12) calendar months beginning the Effective Date at the rate of US $120,000 per annum payable in 12 equal monthly installments of US $10,000.  The Executive's Base Salary shall be reviewed annually by the Company's Board of Directors or the appropriate committee thereof, for each year after the first year following the Effective Date.

5.2

Bonuses.  The Executive shall be eligible to receive a bonus, for each year (or portion thereof) during the term of this Agreement and any extensions thereof, with the actual amount of any such bonus to be determined in accordance with mutually agreed performance criteria.  The first such bonus would be payable at the end of the first year of this Agreement, and annually thereafter while this Agreement is in full force and effect. The Compensation Committee, or if there is no Compensation Committee, by the Board of Directors of the Company, will determine a bonus to be paid to Mr. Mercer in each year of this Employment Agreement, in an amount to be determined at the sole discretion of the Compensation Committee or the Board, as the case may be.

5.3

Additional Benefits.  During the term of this Agreement, the Executive shall be entitled to the following fringe benefits:

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5.3.1

Executive Benefits.  The Company shall secure for the Executive a one million dollar key person term life insurance policy payable, at his discretion, to either his estate or his family.  The Company shall also furnish, at no cost to the Executive, annual physical examinations, dental and medical insurance, financial and tax planning, a company car, a Petroleum Club Membership and a health club membership.  The Executive shall be eligible to participate in each of the Company's benefits and deferred compensation plans including, without limitation, the Company's Stock Option Plan, profit sharing plans, retirement plans and supplementary executive retirement plans.  For purposes of establishing the length of service under any benefit plans or programs of the Company, the Executive's employment with the Company will be deemed to have commenced on January 1, 2000.

5.3.2

Vacation.  The Executive shall be entitled to six (6) weeks of vacation during each year during the term of this Agreement and any extensions thereof, prorated for partial years.  In the event the Executive does not fully utilize his vacation entitlement, the Executive may receive a cash payment equal to 50% of weekly Base Salary for each full week of vacation not taken by the Executive.

5.3.3

Reimbursement for Expenses.  During the term of this Agreement, the Company shall reimburse the Executive for reasonable and properly documented out-of-pocket business and/or entertainment expenses incurred by the Executive in connection with his duties under this Agreement, subject to the Company's policies in effect from time to time with respect to travel, entertainment and other expenses.  The Company will also arrange for a credit card to be issued to the Executive to be used for such expenses.

5.3.4

Position on Board.   During the term of this Agreement if at any time the Shareholders approve an increase of said Board to more than Six (6) Members, the Executive shall have the right to be nominated to the Board of Directors of the Company in all proxy statements relating to any annual or special meetings mailed or distributed to Shareholders.

6.0

SEVERANCE COMPENSATION

6.1

No Severance Compensation Upon Termination.  In the event of a Voluntary Termination or Termination for Cause, the Executive shall not be paid any severance compensation, which does not include amounts payable under Sections 4.2 or 4.4.

7.0

CONFIDENTIALITY

7.1

The Executive agrees that all confidential and proprietary information relating to the Company's business shall be kept and treated as confidential both during and after the term of this Agreement, except as may be permitted in writing by the Company's Board of Directors or as such information is within the public domain or comes within the public domain without any breach of this Agreement.

8.0

WITHHOLDINGS

8.1

All compensation and benefits to the Executive hereunder shall be reduced by all federal, state, provincial, local and other withholdings and similar taxes and payments required by applicable law.

9.0

INDEMNIFICATION

9.1

In addition to any rights to indemnification to which the Executive is entitled to under the Company's articles of incorporation and bylaws, the Company shall indemnify the Executive at all times during the term of this Agreement and after the term, if the subject action of the Executive was conducted during the term of this Agreement and in good faith on behalf of the Company, to the maximum extent permitted under applicable law, and shall pay the Executive's expenses including solicitors/attorneys fees on a solicitor/client basis in defending any civil or criminal action, suit, or proceeding in advance of the final disposition of such action, suit or proceeding.

10.0

NOTICES

10.1

Any Party may give any notice, request, demand, claim, instruction, or other document under this Section using any other means but no such notice, request, demand, claim, instruction, or other document shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended at the address stated below.  Any Party may change its address for any purpose by giving notice of the change of address to the other Party in the manner provided in this Section.

If to Executive:

Ron L. Mercer

616 Riverwalk Court

Norman, Oklahoma 73072

If to Company:

Aspen Group Resources Corporation

3300 Bank One Center

100 North Broadway

Oklahoma City, Oklahoma 73102

Attention:  Jack E. Wheeler

With a Copy to:

Weir & Foulds

Barristers & Solicitors

130 King Street West, Suite 1600

Toronto, Ontario  M5X 1J5

Attention:  Wayne T. Egan

11.0

NON-COMPETITION

11.1

Executive acknowledges that his duties and responsibilities will require his substantive business efforts and agrees that during his term of employment with the Company, he will not participate, whether as an owner, shareholder, partner, consultant, entrepreneur, employee or otherwise, in any business or any business activity connected with a barter trade organization, or have any business pursuits or interests which materially interfere or engage conflict with the performance of Executive's duties under this Agreement or which compete with the Company.  Nothing in this Section shall prohibit the Executive from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market, but only if the Executive is not involved in the business of such corporation and beneficially owns not more than an aggregate of five percent of the stock of such corporation.  In addition, the Executive may serve on the Board of Directors of other corporations, so long as such board service does not materially interfere or conflict with the performance of Executive's duties under this Agreement and so long as these activities are not rendered for a competitor of the Company.

12.0

GENERAL PROVISIONS

12.1

This Agreement may not be amended, modified or changed, nor shall a provision of the Agreement be deemed waived, except only by an instrument in writing signed by the party against whom enforcement of a waiver, amendment, change, or modification is sought.

12.2

This Agreement is governed by laws of the State of Oklahoma and the Parties hereby attorn to the exclusive jurisdiction of the courts of such province.

12.3

If any term or provision of this Agreement or the application to any person or circumstance shall to any extent be invalid or unenforceable in any jurisdiction, the remainder of this Agreement and application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable or in any other jurisdiction shall not be affected, and each term or provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

12.4

This Agreement may be signed in as many counterparts as is necessary, each of which shall be considered an original.

13.0

EXECUTING SIGNATURES

13.1

IN WITNESS WHEREOF, the Parties have signed this Agreement.

COMPANY

Aspen Group Resources Corporation

Jack E. Wheeler

Chairman and Chief Executive Officer

EXECUTIVE

Ron L. Mercer

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